

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

John Coustas
Chief Executive Officer
Danaos Corporation
c/o Danaos Shipping Company Limited
Athens Branch
14 Akti Kondyli
185 45 Piraeus, Greece

      Re: Danaos Corporation
          Registration Statement on Form S-3
          Filed March 10, 2023
          File No. 333-270457

Dear John Coustas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Energy & Transportation

cc: Finn Murphy, Esq.